EXHIBIT 4.2

Board of Directors of
American Fiber Green Products, Inc.
Special Called Meeting
April 7, 2014

Chairman Kenneth McCleave convened a special meeting of the board of directors at 1 p.m. on the 7th of April 2014. Attending the meeting were Chmn. McCleave and Daniel L. Hefner.

Chairman McCleave brought the following item for action:

It is the desire of the officers and Directors to cause the filing of an S-8 Registration Statement to register shares for the purpose of converting booked debt in the names of Kenneth McCleave, Daniel Hefner and Kristal McCleave Beckum to equity.

It is suggested that AFBG allow conversion of debt to equity by the named above for debt accrued and booked at 85% of the closing bid on April 6, 2014. The closing bid was $.21 which makes the conversion at $.1785. The amount to be converted is delineated below:

Kenneth McCleave	$200,000
Daniel L. Hefner	$74,971
Kristal McCleave Beckum	$99,967
$374,938

This conversion will result in the issuance of 2,100,493 common shares .

Upon motion and unanimous vote of the Board, it is resolved that the recommendation delineated is accepted and approved to be implemented at the direction and timing of management.

There being no other business, Chmn. McCleave adjourned the meeting at 1:45 p.m.

Respectfully submitted,

/s/Daniel L. Hefner
Acting Secretary